Exhibit (a)(5)(D)

                    [CEMEX - SOUTHDOWN CONFERENCE CALL]
                          [Questions and Answers]

SOUTHDOWN TRANSACTION

1. WHY ARE YOU INVESTING IN THE UNITED STATES, A MARKET THAT SEEMS TO BE AT THE TOP OF THE CONSUMPTION CYCLE?

        The United States cement market has been growing constantly over the past years and now its consumption far exceeds its production capacity. Approximately 1/5 of its demand is satisfied by imports. We expect that the cement consumption level will be impacted in the coming years by government programs and the general effect of a growing economy. Southdown has a strong cash flow generation that we expect will continue.

2.      ARE YOU DEVIATING FROM YOUR STATED STRATEGY OF INVESTING IN HIGH
        GROWTH MARKETS

        We remain committed to leveraging our expertise in developing economies, as those markets are attractive to us for a number of reasons. However, if an attractive opportunity becomes available in developed economies we may take advantage of it and even leverage that position (as we have done with Valenciana and Southdown) to pursue our growth strategy in developing economies. This transaction serves as a platform to continue our growth path and diversification strategy.

3.      WHY IS THIS AN ATTRACTIVE ACQUISITION FOR CEMEX AND ITS SHAREHOLDERS?

        We believe that this transaction will add value to CEMEX because:
        1. It will be accretive to CEMEX from day one as it has a strong free cash flow generation. It will contribute to both our growth in free cash flow per share and cash earnings per share.
        2. It will improve our access to funding sources, as it will lower our WACC.
        3. There will potential cost savings associated with synergies and the implementation of CEMEX's best practices.
        4. It will enhance our stability of free cash flow generation and will provide a better platform for further investments into high growth markets.
        5. Supports our historical high growth rate while meeting our acquisition criteria.
        6. It will better balance our portfolio of assets and cash flow generation while delivering returns in excess of our cost of capital.

4.      ARE THERE ANY SIGNIFICANT SAVINGS TO BE DERIVED FROM THE TRANSACTION?

        We expect savings to be derived from synergies as a result of applying CEMEX best practices and processes. We may have to close one or more facilities for environmental reasons.

5.      WHEN DO YOU EXPECT THE TRANSACTION TO BE COMPLETED?

        After this announcement, we will initiate the filing of the legal documents required to continue with the tender offer. Subject to certain conditions and regulatory approvals, we expect that we can complete the transaction between the fourth quarter of 2000 and the first quarter of 2001.

6. WHY DID YOU CHANGE YOUR MIND ABOUT THIS TRANSACTION WHEN YOU EXPLICITLY SAID THAT YOU WERE NOT INTERESTED?

        The conditions we were referring to at that time were of course the political process we were undergoing in Mexico, the dynamics of the consolidation of the cement industry worldwide, to name a few. Today some of such conditions prevail, some, as you know, have changed. At all times we analyze all the potential investment opportunities that are available to CEMEX.

7. DO YOU EXPECT THAT SOMEONE ELSE WILL BID FOR THE COMPANY? WILL YOU GET INTO A BIDDING WAR AS A RESULT OF A POSSIBLE BID?

        We believe that we have entered into an agreement that is good for both Southdown and CEMEX's sharehodlers. The deal that has been established is fair for both parties.

8. ARE YOU STILL COMMITTED TO YOUR FINANCIAL LEVERAGE AND COVERAGE OBJECTIVES, OR ARE YOU CHANGING THEM AS A RESULT OF THIS
        TRANSACTION?

        We remain committed to maintaining a healthy capital structure and our investment grade ratings. Our financial ratio targets should be interpreted as guidelines to gauge the size of our potential investments in the medium to long term. We have set our financial ratios to aim at a steady state capital structure and we remain committed to them.

        This does not mean that we would not proceed with an attractive investment if we deviate from our steady state capital structure by a few decimals. Remember we are generating free cash flow very rapidly and we can bring down debt quickly, as we have done this year.

9.      WHAT REGULATORY APPROVALS DO YOU NEED?

        We will need the approval of the Federal Trade Commission under The Hart Scott Rodino Antitrust Act.

10.     CAN YOUR BALANCE SHEET SUPPORT THE SOUTHDOWN ACQUISITION AND THE
        BUYBACK?

        Our acquisition capacity by the end of year 2001 is of approximately US$4.5 billion while still complying with our stated financial targets. That capacity is enough to acquire Southdown and do the share buy back program. The coverage and leverage ratios are expected to be within our stated criteria by the end of 2000 and 2001, assuming the transaction is completed by the end of 2000.

11.     HOW DO YOU PLAN TO FINANCE THE ACQUISITION?

        We will finance the acquisition through two transactions:

        1. A preferred equity issuance by Valenciana without recourse to CVCP or CEMEX for US$1.5 billion.
        2.  Facilities at Southdown for up to US$1.4 billion.

        After the transaction is completed, we intend to maintain our investment grade rating as we expect our target ratios for leverage and coverage to be around 2.7 and 4.0 and on a pro-forma basis for year-end 2001 to be around 2.0 and 4.0 respectively.

VALENCIANA IPO

12.     ARE YOU CONSIDERING DOING AN IPO?

        We have not yet made any decisions about this.

13.     WHAT IS THE TIMING FOR THIS TRANSACTION?

        It depends on market conditions, but we will explore the possibility of issuing equity sometime in the second half of 2001.

14. WOULDN'T THIS TRANSACTION REDUCE THE LIQUIDITY OF YOUR SHARES ON THE NYSE AND ON THE MEXICAN BOLSA?

        We will avoid losing liquidity on either the NYSE or the BMV by targeting a different group of European institutional investors, who could not invest in CEMEX before due to their investment criteria. We believe that the NYSE and BMV listing will continue to be attractive to global institutional investors as well as dedicated regional investors.

15. DOES THIS MEAN THAT YOU HAVE ANOTHER LARGE TRANSACTION IN THE PIPELINE THAT CANNOT BE ACQUIRED WITHOUT BREAKING UP YOUR STATED FINANCIAL OBJECTIVES IF YOU FAIL TO ACHIEVE THE IPO?

        As we have stated before, we will always be on the lookout for investment opportunities to support our strategy. The acquisitions must adhere to our investment criteria, which include achieving our financial targets. A global player in our industry today must evaluate every investment opportunity that is out there. We constantly look at regions and facilities all over the world.

ENERGY ISSUES

16. WHAT IS THE IMPACT ON YOUR COST STRUCTURE OF THE RECENT INCREASES IN OIL WORLDWIDE?

        CEMEX, for the last few years, has been implementing a program to burn different types of fuels in our production facilities. Most of our efforts have been focused on burning petcoke, as this source of energy is less volatile than fuel oil and gas.

        We do not see changes in our cost structure due to increases in oil prices worldwide. Most of our operations use coal or petcoke, which have not been significantly affected by the oil increases. In the case of Venezuela, we use natural gas which, due to the excess supply, has a very stable pricing structure. Although in Mexico fuel oil prices have increased, new investments in Cemex Mexico's plants are being done to convert production facilities to petcoke. By the end of the year we expect our Mexican operations to burn 40$ of petcoke from their total energy needs. In addition, Cemex Mexico has entered a 20-year agreement with Pemex to purchase fuel grade petcoke starting in the year 2001, thus ensuring stable energy costs for this period.

        We do not expect to have a significant decrease in margins for Cemex, as we expect Mexico's margin to continue around 48%.

17.     WHAT PERCENTAGE OF YOUR COST STRUCTURE IS REPRESENTED BY ENERGY?

        Energy is an important part of costs. It represents between 20% and 40% of full production costs depending on the location and production technology.

18.     ARE YOU BEING AFFECTED BY THE NATURAL GAS PRICE INCREASES IN MEXICO?

        The impact of gas prices in Mexico will not affect our cost structure since we mostly use fuel oil and petcoke as our sources of energy. Gas is used in limited quantities in our Mexican operations (around 3%).

19.     ARE YOU CONCERNED ABOUT ELECTRICITY PRICE INCREASES?

        Cemex is constantly evaluating and developing self-supply power generation projects in the countries where electricity prices are significantly higher than the cost of a small to medium generation plant or there is a deficit in electricity generation that would affect our operations. As we have this strategy in place in all of the countries where we operate, the electricity prices will not significantly affect our operations or increase our costs. Cemex will continue to look for opportunities to lower electricity costs and take advantage of the power sector deregulation trend in the countries where we operate.

        For example, we have just started the construction of our self-supply generation plant in Mexico to supply energy to 12 of our cement plants. The generation plant burns petcoke and the technology provider is Alstom/Sithe. This project ensures a low price and guarantees the supply of electricity for our operations in Mexico.

20.     WHAT IS THE AGREEMENT WITH PEMEX REGARDING THE PETCOKE CONTRACT?

        The long-term petcoke contract signed with Pemex in March 1998 guarantees an annual supply of 900,000 metric tons of fuel grade petcoke. The term is for 20-years beginning in 2001. Substantial annual saving are expected as this contract gives us the energy needed for our self generation electric plant as well as our power needs for most of our cement plants in Mexico.

SHARE BUYBACK

21.     WHY DIDN'T YOU CANCEL THE SHARES THAT YOU HAVE BEEN BUYING BACK?

        We have been buying our shares to hedge our Employee Stock Option Plans and our Voluntary Employee Stock Option Plan. The option programs as of today have been completely hedged, and as a result of that we don't need to acquire additional shares from the market.

22.     IS THIS TRANSACTION TAX EFFICIENT?

        Yes, we structured the transaction to be tax efficient.

23. WHY ARE YOU BUYING BACK SHARES WHEN A FEW MONTHS AGO YOU ISSUED SHARES FOR THE DIVIDEND PROGRAM?

        The dividend election program had the purpose of giving our shareholders the opportunity to reinvest in CEMEX shares at a discount. The buyback program takes advantage of current CEMEX valuation as it becomes a good investment for the company. Both programs enhance shareholder value as one provides shares at a discount to our existing shareholders while the other is an effective use of our free cash flow.

GENERAL STRATEGY

24. WHAT ARE YOUR THOUGHTS OF THE CURRENT CONSOLIDATION PROCESS IN THE GLOBAL CEMENT INDUSTRY?

        As the largest multinational producers have grown over time and now account for over 35% of the world's installed capacity (excluding China), the M&A deals we are seeing today include those of larger scale than what we used to see in the past. We will, however, continue to see more traditional consolidation activities in some regions of the world like South East Asia and the Americas. As you know we are always seeking investment opportunities that meet our investment criteria which we have shared with you on numerous occasions. We are very committed to creating value to our shareholders and we are quite comfortable that we will be able to do so in the coming years.

25. YOU MADE PUBLIC YOUR INTEREST IN CIMPOR IN MAY. COULD YOU COMMENT ON HOW THAT PROCESS HAS DEVELOPED AND WHAT YOU THINK WILL MOST LIKELY HAPPEN TO CIMPOR?

        As we stated in May, we have had discussions with the Portuguese government and some Cimpor shareholders in order to explore alternatives in which we could participate in the government's privatization process of Cimpor. As you know, there is interest in Cimpor from other cemet multinationals. Whenever we look at an investment opportunity, we have to look at its value as part of the Cemex portfolio, and how it results in value creation for our shareholders. In our analysis of alternatives, we favor those with the greatest opportunity for value creation potential. Investments with a narrow opportunity in this direction will receive a lower level of attention.

        Given our momentum, diversification, and the breadth of opportunity space, very few if any investments are crucial for CEMEX in order to maintain our successful strategy or to strengthen our business model. We are focused on investments that are most attractive. Cimpor or parts of it are one of many possibilities in that direction.

26.     WHERE DO YOU THINK YOU MIGHT FIND ATTRACTIVE INVESTMENT
        OPPORTUNITIES IN THE NEAR FUTURE? WOULD YOU CONSIDER MAKING INVESTMENTS AGAIN IN THE DEVELOPED WORLD?

        A global player in our industry today must evaluate every investment opportunity that is out there. We constantly look at regions and facilities all over the world. At this time we see interesting opportunities in Southeast Asia, India, and the Americas.

        I would like to reiterate our commitment to a balanced global portfolio, which would certainly include a developed market component. In that vein, we will continue to leverage our expertise in developing markets. If an attractive opportunity becomes available in developed economies we may take advantage of it and utilize such a position to bolster our growth strategy in the developing economies. Over time, our vision is to have a portfolio of cement assets located in countries that are predominately high growth, and with branded product demand characteristics. This, we feel, is the major driver of our success and our ability to deliver high and stable margins over the last decade.

27. WHAT ARE YOUR VIEWS ON THE CEMENT MARKET IN MEXICO? WHAT ARE YOUR VIEWS OF CEMENT PRICES IN THE MEDIUM TO LONG RUN?

        This year, Mexico will be reaching volumes similar to those of 1994 (prior to the 1995 economic crisis), while the need for housing and infrastructure has grown since then. We will be reaching these levels thanks to the performance of the self-construction sector. Back in 1994 demand was being driven in part by an expansion in lending, which has not grown much since then. Given the favorable expectations for the Mexican economy and as lending resumes, we expect cement demand to grow steadily at a pace even faster than GDP growth. In terms of pricing, we expect prices to rise on tandem with inflation.

28. COULD YOU COMMENT ON YOUR EXPECTATIONS FOR CEMENT DEMAND GROWTH IN THE SHORT TO MEDIUM TERM IN YOUR MARKETS?

        In Colombia and Venezuela, we should begin to see a return to historical growth in volumes by next year and 2002.

        In Asia, the severity of the contraction that took place is likely to result in above-average growth rates for the next two to five years.

        Mexico should continue to deliver higher than expected growth, as foreign direct investment and portfolio capital return in response to the policies outlined by president-elect Vicente Fox and his team, which provide a hospitable environment to foreign investment. Recent growth in Mexico (unlike what happened in 1992 - 1994) has not been driven by credit expansion but rather by the external sector of the economy, so it's less vulnerable in a slowdown. In fact, there's more upside than downside as credit begins to flow back into Mexico's capital markets.

        In the case of Spain, we will soon be comparing ourselves against very strong performance periods so delivering double-digit growth will be increasingly difficult, but we don't see it slowing significantly in the short term.

        In the US, we have the benefits of both the Transportation Equity Act for the 21st Century and the Aviation Investment and Reform Act for the 21st Century for the market as a whole. We believe these will, even in a soft landing scenario, probably lead to a reasonable growth trajectory for our sector.

        In Egypt, cement demand has grown at a healthy average pace of close to 11% per year for the past five years, and the country relies on cement imports to satisfy its domestic demand. The growth prospects for domestic producers therefore are attractive as the country works towards self-sufficiency.

29. COULD YOU COMMENT ON YOUR EXPECTATIONS FOR YOUR PARTICIPATION IN SEMEN GRESIK? WILL YOU BE ABLE TO EXECUTE THIS TRANSACTION AFTER THE SOUTHDOWN ACQUISITION AND THE SHARE BUYBACK?

        The Indonesian government has expressed its interest in privatizing its remaining stake in Gresik. However, this process has not moved as quickly as we originally expected. We are currently working with the Indonesian government in this process and remain committed to increasing our stake in Gresik and to be able to fully execute our capabilities as efficient cement plant operators. If this opportunity becomes available soon, we are confident that we can complete the transaction as our acquisition capacity by the end of 2001 is of about $4.5 billion, which is enough to include Southdown, Semen Gresik and the share buyback program without deviating us from our stated financial targets for leverage and coverage.

30. IN THE US, COULD YOU PROVIDE US WITH AN UPDATE OF HOW THE SUNSET REVIEW PROCESS IN GOING? WHAT WOULD BE THE IMPACT OF A RULING THAT IS FAVORABLE TO CEMEX? A NEGATIVE RULING?

        We are expecting a final determination in the Sunset Review process in the third quarter. A favorable ruling will help in terms of sentiment and momentum for cement producers in Mexico.

31. THE INTERNET RELATED UNDERTAKINGS SEEM TO REQUIRE A SIGNIFICANT AMOUNT OF ATTENTION AND TIME FROM SENIOR MANAGEMENT. ARE YOU FACING A RESOURCE CONSTRAINT AS DEMAND FOR MANAGEMENT TIME BOTH FROM YOUR CORE BUSINESS AND FROM YOUR INTERNET EFFORT INCREASES?

        We actually don't view our Internet initiatives as something separate from our core business. In fact, we view our Internet efforts as a proactive way to reinvent our company and to leverage our skills even more in managing our increasingly global reach. This translates into empowerment of company management and therefore marks our transition into a much more efficiently managed company.